SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§240.13d-2(a)

(Amendment No. 1)*

Synthesis Energy Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

871628103

(CUSIP Number)

Synthesis Energy Systems, Inc.

Three Riverway, Suite 300

Houston, Texas 77056

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 25, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Donald P. Bunnell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) IN
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,804,318
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,804,318
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,804,318 shares of common stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of Synthesis Energy Systems, Inc., a Delaware corporation (the “Issuer”), and amends the Schedule 13D filed on January 21, 2009 (the “Schedule 13D”). The principal executive offices of the Issuer are Three Riverway, Suite 300, Houston, Texas 77056.

This Amendment No. 1 is being filed by Donald P. Bunnell (the “Reporting Person”) to furnish the additional information set forth herein. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background.

All information in Item 2 of the Schedule 13D remains the same, except that the Reporting Person’s business address is 317 Fuxing Xi Lu, House #2, Shanghai 20031 China and his principal occupation is consultant.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On February 25, 2013, the Reporting Person entered into a pre-arranged stock trading plan with Charles Schwab & Co., Inc. (“Charles Schwab”) pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “10b5-1 Plan”). The description of the 10b5-1 Plan set forth in Item 6 below is incorporated herein by reference in its entirety.

The transactions contemplated by the 10b5-1 Plan will result in the disposition of securities of the Issuer (Item 4(a) of the Schedule 13D).

Item 5.	Interest in Securities of the Issuer.

All information in Item 5 of the Schedule 13D remains the same, except that the 3,804,318 shares of Common Stock owned by the Reporting Person represent approximately 6.1% of the Common Stock outstanding as of the date of this Amendment No. 1.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

Pursuant to the 10b5-1 Plan, Charles Schwab may sell up to 1,200,000 shares of the Common Stock owned by the Reporting Person, with a floor price of $1.05. There is a volume limit for the sales of 100,000 shares per month and 10,000 shares per day. The 10b5-1 Plan is scheduled to terminate on the earlier to occur of the twelve month anniversary of the date of the first trade, when the execution of all of the trades under the plan have been executed; the date Charles Schwab receives notice of the liquidation, dissolution, bankruptcy, insolvency or death of the Reporting Person or Charles Schwab or receives notice of the Reporting Person’s termination of the Plan.

Item 7.	Material to be Filed as Exhibits.

1.	Synthesis Energy Systems, Inc. Amended and Restated 2005 Incentive Plan (incorporated by reference to Exhibit 10.13 to the Amendment No. 3 to the Issuer’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on May 1, 2007).

2.	First Amendment to Synthesis Energy Systems, Inc. Amended and Restated 2005 Incentive Plan (incorporated by reference to Annex B to the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on November 15, 2007).

3.	Second Amendment to Synthesis Energy Systems, Inc. Amended and Restated 2005 Incentive Plan (incorporated by reference to Appendix A to the Issuer’s Proxy Statement on Schedule 14A filed on October 26, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 25, 2013

/s/ Donald P. Bunnell
DONALD P. BUNNELL